
May 21, 2015

Robert T. Braswell
President and Chief Executive Officer
Carolina Bank Holdings, Inc.
101 North Spring Street
Greensboro, NC 27401

> **Re: Carolina Bank Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2015**
> **File No. 333-203723**

Dear Mr. Braswell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Selling Securityholders, page 30

1.   Please revise to identify by name the natural persons who have or share voting and/or dispositive powers with respect to the shares held by each of the following selling securityholders:
- Banc Fund IX L.P.;
- Banc Fund VII L.P.;
- Banc Fund VIII L.P.;
- Basswood Opportunity Fund, Inc.;
- Basswood Opportunity Partners, LP;
- BCM Select Equity I Master, Ltd.;
- Consecutor Management, LLC;

- Blue Pine Financial Opportunities Fund II, LP;
- BSOF Master Fund LP;
- Endicott Opportunity Partners IV, L.P.;
- Financial Opportunity Fund LLC; and
- First Clearing Corp CFBO Richard Jacinto II Roth IRA.

For guidance, please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

2.   Please tell us whether Basswood Capital Management, LLC, which you identify as a principal shareholder on page 29, is affiliated with any selling securityholders, including, without limitation:

- Basswood Opportunity Fund, Inc.;
- Basswood Opportunity Partners, LP; and
- BCM Select Equity I Master, Ltd.

If so, please revise the "Selling Securityholders" section to provide disclosure to such effect.

Exhibits

3.   Please file the legality opinion with your next amendment or tell us when you plan to file it. We may have comments after reviewing this document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: T. Allen Liles
Todd H. Eveson, Esq.